EXHIBIT 12.2

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31	Year Ended December 31
	2003	2002	2001	2000	1999	1998
	(in millions, except ratios)
Earnings
Income (Loss) Before Income Tax and Cumulative Effect of Accounting Principle Change	$(385.5)	$610.9	$762.1	$826.7	$(165.5)	$920.2
Fixed Charges	45.5	180.3	189.0	197.1	155.2	138.3

Adjusted Earnings	$(340.0)	$791.2	$951.1	$1,023.8	$(10.3)	$1,058.5

Combined Fixed Charges and Preferred Stock Dividends
Interest and Debt Expense	$41.5	$162.4	$169.6	$181.8	$137.8	$119.9
Amortization of Deferred Debt Costs	0.7	3.3	7.1	2.4	2.4	3.3
Portion of Rents Deemed Representative of Interest	3.3	14.6	12.3	12.9	15.0	15.1
Preferred Stock Dividends	—	—	—	—	—	2.9

Total Combined Fixed Charges and Preferred Stock Dividends	$45.5	$180.3	$189.0	$197.1	$155.2	$141.2

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	(7.5)	4.4	5.0	5.2	(0.1)	7.5